Exhibit 99.1

PolyPid Appoints Dr. Nurit Tweezer-Zaks as Chief Medical Officer

Dr. Tweezer-Zaks Transitions from the Company’s Board of Directors to Lead Medical Strategy Following Positive Phase 3 Results and Expanding Pipeline

PETACH TIKVA, Israel, August 12, 2025 -- PolyPid Ltd. (Nasdaq: PYPD) (“PolyPid” or the “Company”), a late-stage biopharma company aiming to improve surgical outcomes, today announced the appointment of Dr. Nurit Tweezer-Zaks, M.D., M.B.A., as Chief Medical Officer, effective as of August 18, 2025. Dr. Tweezer-Zaks, who has served on PolyPid’s Board of Directors (the “Board”) since November 2023, will step down from the Board, effective as of August 17, 2025 as she assumes this new executive role.

“We are delighted to welcome Dr. Tweezer-Zaks to the executive team at this pivotal time for PolyPid following our positive Phase 3 SHIELD II trial results,” said Dikla Czaczkes Akselbrad, Chief Executive Officer of PolyPid. “Her extensive medical expertise, deep understanding of our technology platform, and broad industry experience make her ideally suited to lead our medical strategy as we prepare for our upcoming New Drug Application (NDA) submission and advance our pipeline. Having worked closely with Dr. Tweezer-Zaks during her tenure on our Board, I am confident that her leadership will be invaluable as we enter this exciting new phase for the Company.”

Dr. Tweezer-Zaks brings to PolyPid extensive executive, medical, and research and development expertise. Prior to joining PolyPid, she served as Chief Executive Officer of MediCane Health Inc., a fully integrated global medical cannabis company. Previously, Dr. Tweezer-Zaks held senior positions at aMOON Venture Capital Fund, a leading Israel-based life sciences-focused venture capital investor, where she most recently served as Chief Medical Officer. She also held increasingly senior positions at Sanofi, where she focused on external innovation and partnering and on life cycle management of portfolio products as Global Established Products Medical Lead. Dr. Tweezer-Zaks began her career as a practicing internal medicine and rheumatology physician at Sheba Medical Center in Israel for nearly 15 years.

“Having served on PolyPid’s Board over the last two years, I am thrilled to join the executive team at such a transformative moment for the Company,” said Dr. Tweezer-Zaks. “I look forward to leading our medical affairs strategies as we prepare for regulatory submissions for D-PLEX₁₀₀ and advance our exciting pipeline, including our recently unveiled GLP-1 program. The opportunity to bring innovative solutions to significant unmet medical needs across surgical care, oncology, and metabolic diseases is truly compelling.”

Dr. Tweezer-Zaks holds M.D. and B.S. degrees from Ben-Gurion University School of Medicine in Beer Sheva, Israel, and earned an M.B.A. from the Kellogg-Recanati International Executive MBA Program, a global partnership program between Northwestern University’s Kellogg School of Management in Evanston, IL, and Tel Aviv University’s Recanati Graduate School of Business Administration in Israel.

About PolyPid

PolyPid Ltd. (Nasdaq: PYPD) is a late-stage biopharma company aiming to improve surgical outcomes. Through locally administered, controlled, prolonged-release therapeutics, PolyPid’s proprietary PLEX (Polymer-Lipid Encapsulation matriX) technology pairs with Active Pharmaceutical Ingredients (APIs), enabling precise delivery of drugs at optimal release rates over durations ranging from several days to months. Following positive phase 3 results, New Drug Application (NDA) submission of D-PLEX100, PolyPid’s lead product candidate, for the prevention of abdominal colorectal surgical site infections, is expected in early 2026. In addition, the Company has an innovative pipeline in oncology, obesity and diabetes.

For additional Company information, please visit http://www.polypid.com and follow us on Twitter and LinkedIn.

Forward-looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses Dr. Tweezer-Zaks’s expected contributions to the Company, the expected NDA submission, the Company’s clinical and medical affairs strategies, the advancement of the Company’s pipeline, including the GLP-1 program, and PolyPid’s development of innovative solutions for unmet medical needs. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on February 26, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. PolyPid is not responsible for the contents of third-party websites.

Company Contact:

PolyPid Ltd.

Ori Warshavsky

908-858-5995

IR@Polypid.com

Investor & IR Contact:

Arx | Capital Markets

North American Equities Desk

polypid@arxadvisory.com

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